Exhibit 2.1

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

     This Amendment, dated as of May 1, 2005 (this “Amendment”), to the Agreement and Plan of Merger, dated as of February 14, 2005, among Verizon Communications Inc., a Delaware corporation, Eli Acquisition, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Verizon Communications Inc., and MCI, Inc., a Delaware corporation, as previously amended by a letter agreement dated as of March 4, 2005 and by an amendment dated as of March 29, 2005 among the parties to the Merger Agreement (as so amended, the “Merger Agreement”), is entered into by the parties to the Merger Agreement. Capitalized terms used but not defined herein shall have the respective meanings specified in the Merger Agreement.

     WHEREAS, Parent, Merger Sub and the Company have entered into the Merger Agreement;

     WHEREAS, Parent, Merger Sub and the Company desire to amend the Merger Agreement as provided in this Amendment; and

     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have deemed this Amendment advisable and in the best interests of their respective companies;

     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1. Merger Consideration and Related Provisions.

     (a) Section 1.8(a) of the Merger Agreement shall be amended and restated to read in its entirety as follows:

     “At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Company Restricted Shares and Excluded Shares) shall be converted into the right to receive (i) a number (the “Exchange Ratio”) of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the greater of (A) 0.5743 (B) the quotient obtained by dividing $20.40 by the Average Parent Stock Price (the “Stock Consideration”), and (ii) an amount in cash equal to $5.60 minus the per share amount of any dividends declared by the Company during the period beginning on the date of this Agreement and ending on the Closing Date (the “Per Share Cash Amount”), without interest, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.5 (such shares and cash, the “Base Merger Consideration”). Notwithstanding the foregoing, if the Exchange Ratio is greater than 0.5743, then Parent shall have the right, in its absolute discretion, to reduce the Exchange Ratio to an amount no less than 0.5743 and, in such case, the Per Share Cash Amount shall be increased by an amount (rounded to the nearest hundredth of a cent) equal to the product of (x) the amount by which Parent has reduced the Exchange Ratio and (y) the Average Parent Stock Price. The Exchange Ratio and the Per Share Cash Amount determined above shall be subject to adjustment pursuant to Section 1.10 (as so adjusted, the “Merger Consideration”). For purposes of this Agreement, “Average Parent Stock Price” shall mean the average of the volume weighted averages of the trading prices of Parent Common Stock, as such prices are reported on the NYSE Composite Transactions Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing), for the 20 trading days ending on the third trading day immediately preceding the Effective Time.”

     (b) Section 1.10(g) of the Merger Agreement shall be amended (i) to delete from clause (A) thereof the phrase “(excluding any Excluded Shares other than Dissenting Shares)”, (ii) to delete from the definition of “Aggregate Base Merger Consideration” the reference to the amount of “$14.75” and replace it with the amount of “$20.40”, and (iii) to delete from the definition of “Aggregate Base Merger Consideration” the phrase “(excluding any Excluded Shares other than Dissenting Shares)”.

     (c) Section 9.12 of the Merger Agreement shall be amended (i) to delete from the definition of “Aggregate Incremental Amount” the phrase “(excluding any Excluded Shares)”, and (ii) to add to the definition of “Excluded Shares”, immediately after the phrase “held by”, the phrase “or in trust for the benefit of”.

     2. Company Disclosure Letter. Article III of the Merger Agreement shall be amended to delete from the first paragraph thereof the phrase “prior to the execution of this Agreement” and replace it with the phrase “on May 1, 2005”.

     3. Opinions of Financial Advisors. Section 3.28 of the Merger Agreement shall be amended to delete the reference to “March 29, 2005” and replace it with “May 1, 2005”.

     4. Agreement to Vote Shares. Article VI of the Merger Agreement shall be amended to add the following section to the end thereof:

     “Section 6.24 Agreement to Vote Shares. At every meeting of the stockholders of the Company called with respect to the adoption of this Agreement and approval of the Merger, and at every adjournment and postponement thereof, Parent shall vote or cause to be voted any shares of Company Common Stock owned by it or its Subsidiaries in favor of the adoption of this Agreement and approval of the Merger, so long as such adoption and approval is then recommended by the Board of Directors of the Company.”

     5. Ratification. Except as otherwise provided herein, all of the terms, covenants and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. After the date hereof, all references to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

     6. Miscellaneous. Section 9.10 of the Merger Agreement shall apply to this Amendment mutatis mutandi. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument and shall bind and inure to the benefit of the parties and their respective successors and assigns.

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen

	Name:	John W. Diercksen
	Title:	Executive Vice President Strategy, Planning and Development

ELI ACQUISITION, LLC

By:	/s/ John W. Diercksen

	Name:	John W. Diercksen
	Title:	Executive Vice President Strategy, Planning and Development

MCI, INC.

By:	/s/ Michael D. Capellas

	Name:	Michael D. Capellas
	Title:	Chief Executive Officer and President